Exhibit 12.2

Computation of Ratio of Debt-to-Equity

At
December 31, 2005

Repurchase agreements	$5,099,532
Mortgages payable on real estate	22,552

Total Debt	$5,122,084

Stockholders' Equity	661,102

Ratio of Debt-to-Equity	7.7:1
or	7.7x

70